Putnam                                                  811-7237
Global Growth
and Income
Fund

SEMIANNUAL REPORT ON PERFORMANCE AND OUTLOOK

3-31-02

[SCALE LOGO OMITTED]

FROM THE TRUSTEES

[GRAPHIC OMITTED: PHOTO OF JOHN A. HILL AND GEORGE PUTNAM III]

Dear Fellow Shareholder:

The healthy gain posted by Putnam Global Growth and Income Fund for the semiannual period ended March 31, 2002, was indeed heartening, given the challenging global economic environment that was exacerbated by the September terrorist attacks and the implosion of Enron. On the following pages, your management team will provide you with a good understanding of what has been driving your fund's performance.

This uncertain economic climate has also given Putnam pause and after several lengthy working sessions between Management and the Board of Trustees, your Trustees have agreed to recommend the mergers of several funds. The intent of the mergers is to provide shareholders with more focused products that will play a consistent role in a broad investment plan. Your fund has been proposed for merger into Putnam Global Growth Fund, which has a similar investment objective and strategy. For more details, see page 6.

As you read this report, you may notice that we are now listing the team that manages your fund. We do this to reflect more accurately how your fund is managed as well as Putnam's firm belief in the value of team management. The individuals who comprise the management team are shown at the end of Management's discussion of performance.

We know that Putnam Investments values its relationship with you and its other shareholders and appreciates your loyalty during these times of restructuring of staff and products in the pursuit of superior investment performance in the future.

Respectfully yours,

/S/ JOHN A. HILL            /S/ GEORGE PUTNAM, III

John A. Hill                George Putnam, III
Chairman of the Trustees    President of the Funds
May 8, 2002


REPORT FROM FUND MANAGEMENT

This fund is managed by the
Putnam Global Value Team

Putnam Global Growth and Income Fund pursued its objective with satisfying results during the semiannual fiscal period ended March 31, 2002. As the world's economies began to emerge from recession, the portfolio's more economically sensitive, or cyclical, stocks produced encouraging returns. The fund's favorable performance is attributable to its value orientation, strategic weightings in industry sectors, and strong performance by individual holdings. The fund performed in line with its benchmark, the SSB World Primary Markets Value Index. Performance and index information begins on page 8. Although the fund slightly underperformed the average for its Lipper category, we believe its solid returns underscore the benefit of including a value-oriented global equity fund in your portfolio.

Total return for 6 months ended 3/31/02

      Class A         Class B         Class C          Class M
    NAV     POP      NAV   CDSC      NAV   CDSC      NAV     POP
-----------------------------------------------------------------------
   10.05%  3.76%    9.57%  4.57%    9.75%  8.74%    9.75%   5.89%
-----------------------------------------------------------------------

Past performance does not indicate future results. Performance information for longer periods and explanation of performance calculation methods begin on page 8.

* FUND'S VALUE ORIENTATION WAS BENEFICIAL

Against a backdrop of improving economic conditions in the United States and abroad, the fund's stock selection process and portfolio management strategy remained unchanged. As a reminder, although the fund invests globally, management does not make large country or sector bets. Our primary focus is on picking stocks of companies that we believe have the most compelling valuations and the greatest likelihood of outperforming. Because the fund emphasizes value stocks, the portfolio's volatility is often lower than that of the broad market.

[GRAPHIC OMITTED: horizontal bar chart TOP INDUSTRY SECTORS]

TOP INDUSTRY SECTORS*

Banking            12.0%

Oil and gas        10.8%

Insurance           5.7%

Pharmaceuticals     5.7%

Retail              4.2%

Footnote reads:
*Based on net assets as of 3/31/02. Holdings will vary over time.


As a rule, value stocks reflect investors' lowered expectations for a particular company or sector. Several industries experienced particularly severe declines following the events of September 11, 2001. For example, uncertainty regarding the safety of air travel caused shares of aerospace manufacturer Boeing to fall dramatically. In our opinion, the stock was too severely punished for what we considered to be a short-term concern. We established a position at a low valuation and the stock price has recovered significantly since then, making Boeing a major contributor during the period. We trimmed our position somewhat, and locked in profits.


"Stock valuations in most foreign markets are now significantly lower than in the U.S. and earnings potential is often just as good abroad as it is at home."

-- Lewis Braham, Business Week, April 29, 2002


Our success with fund holding ACE, Ltd. illustrates how lowered expectations for the insurance industry translated into a rewarding investment. In the immediate aftermath of the September 11 tragedies, insurance stocks suffered as concerns about insurers' ability to pay exorbitant claims led many investors to sell their insurance holdings. Convinced that the insurers could remain solvent, we bought aggressively as stock prices fell. ACE has experienced a surge in business and increased pricing power. The net present value of the new business appears to exceed the amount of the claims against the insurers, ultimately adding value to the company. We locked in gains after selling a fair amount of our shares, and ACE was among the fund's top contributors during the semiannual period.

* BASIC MATERIALS, ENERGY, HEALTH CARE BOOST RETURNS

Historically, basic materials stocks are among the first to benefit as the economy recovers from recession. With the economy improving in recent months, the sector has lived up to its reputation, and the portfolio's somewhat higher exposure to these stocks proved rewarding. Pohang Iron and Steel Company (POSCO) of South Korea and UPM-Kymmene, a commercial paper manufacturer based in Scandinavia, were among the portfolio's best performers. The world's second-largest crude steel producer, POSCO manufacturers a variety of steel products including rolls, sheets, rods, plates, and customized products for the shipbuilding industry. The fund continues to hold shares of POSCO, which we believe remain somewhat undervalued. UPM-Kymmene's paper products, manufactured in Europe, the United States, and China, are widely used for magazines, newspapers, direct mail, labels, envelopes, and a variety of other packaging goods. As shares of the company gained in value, we took some profits. However, we believe the stock may appreciate further, and the portfolio still has a position. While these stocks, as well as others mentioned in this report, were viewed favorably at the end of the reporting period, all are subject to review in accordance with the fund's investment strategy and our opinion of them may change in the future.


Fund Profile

Putnam Global Growth and Income Fund seeks capital growth, with current income as a secondary goal, by investing in undervalued stocks across domestic and international markets. The fund is appropriate for investors seeking long-term growth of capital who can accept the additional risks involved in international investing.


Our strategic overweighting in oil and gas stocks worked to the fund's advantage. Fund holdings Alberta Energy Corp. of Canada and ENI-Ente Nazionale Idrocarburi SpA of Italy experienced price gains as the nascent economic recovery boosted demand and prices for energy. Both companies explore for and produce oil and natural gas.*

*It should be noted that the fund sold its shares of Alberta Energy Corp.
 during the period and no longer has a stake in the company.


[GRAPHIC OMITTED: TOP 10 HOLDINGS]

TOP 10 HOLDINGS

Exxon Mobil Corp.
United States
Oil and gas

Citigroup, Inc.
United States
Financial

Total Fina Elf SA Class B
France
Oil and gas

Bank of America Corp.
United States
Banking

Wells Fargo & Co.
United States
Banking

Philip Morris Companies, Inc.
United States
Tobacco

General Electric Co.
United States
Conglomerates

BP PLC
United Kingdom
Oil and gas

Novartis AG
Switzerland
Pharmaceuticals

U.S. Bancorp
United States
Banking

Footnote reads:
These holdings represent 16.8% of the fund's net assets as of 3/31/02. Portfolio holdings will vary over time.

Your fund reaped substantial gains from the health-care sector over the semiannual period, primarily through stocks of foreign companies. In particular, the portfolio benefited from our sale of GlaxoSmithKline shares, which had become fairly valued, and our reallocation of the resulting assets into Switzerland-based Novartis. This well-diversified company makes a range of items from vision-care products, such as disposable contact lenses, to veterinary medicines. While Novartis produces many pharmaceutical products, its oncology and cardiovascular drugs bring in the lion's share of revenues. The company's consumer health-care division comprises well-known brand names, including Ex-Lax, Maalox, and Gerber. We continue to buy shares of Novartis and have worked to make it a core portfolio holding.

* PORTFOLIO HAD SOME NEGATIVE CONTRIBUTORS

As can be expected from any diversified portfolio, a handful of stocks failed to meet our expectations. Generally speaking, stocks in the U.S. health-care sector have suffered in recent months. Several widely used drugs lost their patent protection in 2001, and more are scheduled to come off patent this year. Meanwhile, the process of gaining approval for new drugs has slowed considerably due to the FDA's more stringent regulatory hurdles. These difficulties have put greater-than-expected pressure on the financial results of fund holdings Bristol-Myers Squibb, Merck & Company, and Schering-Plough. In addition, Schering-Plough came under increased scrutiny for its manufacturing process, which may have fallen short of the FDA's standards. We believe these troubles are likely to be short-lived and so we continue to hold shares in all three companies.

Poor results from fund holding Tyco also detracted from overall performance during the period. This Bermuda-based conglomerate suffered when concerns were raised over its merger accounting methods and when the company announced its decision to break up into four discrete businesses. In our opinion, the company represents sound value and has strong long-term potential. We added to our position when share prices fell on negative sentiment.

* DIVIDEND PAYOUT ELIMINATED

In the past decade, dividend yields on international stocks have generally been in decline. There are several reasons for this, including increased capital investment on technology, research and development, and other measures companies have taken to become more competitive in the global economy. In addition, as economies in several important global regions have slowed in the past two years, many non-U.S. companies have either suspended or lowered dividend payments on their stocks. Since a fund's dividend reflects the dividend yield of the securities it holds, shareholders have seen a gradual decline in this fund's yield in response to these trends. During this period, dividend payments on holdings fell to a level where Putnam Management determined that it was no longer feasible for the fund to pay out a dividend. As of March 28, 2002, the dividend was eliminated and, as of that date, the fund's distribution yield and dividend distribution rate were reduced to zero.

* MANAGERS SEE VALUE OPPORTUNITIES IN  HEALTH CARE, FINANCIALS

Our outlook for the second half of the fiscal year is one of cautious optimism. We anticipate that the economic recovery currently underway will progress at a modest pace and that inflationary pressures will remain low. In our opinion, the currently undervalued health-care sector offers some of the most attractive opportunities and potential to recover in time. If the economy continues to improve, as we expect it will, concerns about credit risk may begin to subside, brightening the outlook for the financial sector. We have confidence in U.S. and European financial stocks, but continue to avoid Japan's offerings, as the prospects for those stocks remain bleak. In our opinion, the capital goods and basic materials sectors may offer a bit more upside potential before they are fully valued. Finally, insurance companies remain attractive. In the months ahead, we will explore these and other sectors to identify the most attractive opportunities among those that meet the portfolio's investment criteria. As always, we continue to weigh the market's opportunities in pursuit of above-average portfolio returns and below-market volatility.

The views expressed here are exclusively those of Putnam Management. They are not meant as investment advice. Although the described holdings were viewed favorably as of 3/31/02, there is no guarantee the fund will continue to hold these securities in the future. International investing involves certain risks, such as currency fluctuations, economic instability, and political developments.

This fund is managed by the Putnam Global Value Team. The members of the team are Colin Moore, Pamela Holding, Deborah Kuenstner, and Hugh
Mullin.

MERGER PROPOSED FOR PUTNAM GLOBAL GROWTH  AND INCOME FUND

After careful study and lengthy working sessions with Putnam Investment Management, your fund's Trustees have agreed to recommend the merger of Putnam Global Growth and Income Fund into Putnam Global Growth Fund. Completion of the merger is subject to a number of conditions, including the approval of shareholders. Proxy materials will be delivered within the next few months so you can submit your vote.

Putnam Global Growth Fund is managed in the blend investment style, which has no bias toward either growth or value stocks. If the merger is approved, shareholders are expected to benefit from the more flexible approach provided by the blend style. In addition, shareholders are expected to benefit from potentially lower expenses provided by a larger asset base of the merged funds. We encourage you to vote on this important matter by returning your completed proxy material.

Once a registration statement relating to a merger has been filed with the SEC and is effective, you may call 1-800-225-1581 or visit www.sec.gov for a free copy of the prospectus/proxy statement. Please read this important information carefully.


A NOTE ABOUT DUPLICATE MAILINGS

In response to investors' requests, the SEC has modified mailing regulations for proxy statements, semiannual and annual reports, and prospectuses. Putnam is now able to send a single copy of these materials to customers who share the same address. This change will automatically apply to all shareholders except those who notify us. If you would prefer to receive your own copy, please call Putnam at 1-800-225-1581.


PERFORMANCE SUMMARY

This section provides information about your fund's performance, which should always be considered in light of its investment strategy.

TOTAL RETURN FOR PERIODS ENDED 3/31/02

                     Class A         Class B         Class C         Class M
(inception dates)   (1/3/95)        (11/5/97)       (7/26/99)       (11/5/97)
                   NAV     POP     NAV    CDSC     NAV    CDSC     NAV     POP
------------------------------------------------------------------------------
6 months         10.05%   3.76%   9.57%   4.57%   9.75%   8.74%   9.75%   5.89%
------------------------------------------------------------------------------
1 year           -1.04   -6.73   -1.81   -6.72   -1.79   -2.77   -1.47   -4.90
------------------------------------------------------------------------------
5 years          41.62   33.47   36.01   34.01   36.80   36.80   37.83   33.03
Annual average    7.21    5.94    6.34    6.03    6.47    6.47    6.63    5.87
------------------------------------------------------------------------------
Life of fund    109.38   97.31   96.45   96.45   98.93   98.93  100.47   93.56
Annual average   10.74    9.84    9.77    9.77    9.96    9.96   10.08    9.55
------------------------------------------------------------------------------


COMPARATIVE INDEX RETURNS FOR PERIODS ENDED 3/31/02

                         SSB World
                       Primary Markets           MSCI                Consumer
                        Value Index*          World Index*          price index
------------------------------------------------------------------------------
6 months                  10.09%                 8.96%                 0.22%
------------------------------------------------------------------------------
1 year                     0.09                 -4.24                  1.30
------------------------------------------------------------------------------
5 years                   39.61                 29.93                 11.62
Annual average             6.90                  5.38                  2.22
------------------------------------------------------------------------------
Life of fund             100.70                 78.51                 18.91
Annual average            10.09                  8.32                  2.42
------------------------------------------------------------------------------

*The benchmark index for Putnam Global Growth and Income Fund has changed from the MSCI World Index to the SSB World Primary Markets Value Index. Putnam Investment Management has changed the benchmarks of several mutual funds to more accurately reflect the investment strategies of the funds.

Past performance does not indicate future results. More recent returns may be less or more than those shown. Investment return and principal value will fluctuate and you may have a gain or a loss when you sell your shares.

Performance assumes reinvestment of distributions and does not account for taxes. Returns at public offering price (POP) for class A and M shares reflect a sales charge of 5.75% and 3.50%, respectively. Class B share returns reflect the applicable contingent deferred sales charge
(CDSC), which is 5% in the first year, declining to 1% in the sixth year, and is eliminated thereafter. Class C shares reflect a 1% CDSC the first year that is eliminated thereafter. Performance for class B, C, and M shares before their inception are derived from the historical performance of class A shares, adjusted for the applicable sales charge (or CDSC) and higher operating expenses for such shares. For a portion of the period this fund was sold on a limited basis with limited assets and expenses. Had expenses not been limited, returns would have been lower.

PRICE AND DISTRIBUTION INFORMATION 6 MONTHS ENDED 3/31/02

                     Class A       Class B       Class C       Class M
------------------------------------------------------------------------------
Distributions
(number)                1            --            --            --
------------------------------------------------------------------------------
Income               $0.010          --            --            --
------------------------------------------------------------------------------
Capital gains          --            --            --            --
------------------------------------------------------------------------------
  Total              $0.010          --            --            --
------------------------------------------------------------------------------
Share value:       NAV     POP       NAV           NAV       NAV     POP
------------------------------------------------------------------------------
9/30/01          $11.05  $11.72    $10.87        $10.98    $10.97  $11.37
------------------------------------------------------------------------------
3/31/02           12.15   12.89     11.91         12.05     12.04   12.48
------------------------------------------------------------------------------


TERMS AND DEFINITIONS

Total return shows how the value of the fund's shares changed over time, assuming you held the shares through the entire period and reinvested all distributions in the fund.

Net asset value (NAV) is the price, or value, of one share of a mutual fund, without a sales charge. NAVs fluctuate with market conditions. The NAV is calculated by dividing the net value of all the fund's assets by the number of outstanding shares.

Public offering price (POP) is the price of a mutual fund share plus the maximum sales charge levied at the time of purchase. POP performance figures shown here assume the 5.75% maximum sales charge for class A shares and 3.50% for class M shares.

Contingent deferred sales charge (CDSC) is a charge applied at the time of the redemption of class B or C shares and assumes redemption at the end of the period. Your fund's class B CDSC declines from a 5% maximum during the first year to 1% during the sixth year. After the sixth year, the CDSC no longer applies. The CDSC for class C shares is 1% for one year after purchase.

Class A shares are generally subject to an initial sales charge and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).

Class B shares may be subject to a sales charge upon redemption.

Class C shares are not subject to an initial sales charge and are subject to a contingent deferred sales charge only if the shares are redeemed during the first year.

Class M shares have a lower initial sales charge and a higher 12b-1 fee than class A shares and no sales charge on redemption (except on certain redemptions of shares bought without an initial sales charge).


COMPARATIVE BENCHMARKS

The Salomon Smith Barney World Primary Markets Value Index* is an unmanaged index of mostly large- and some small-capitalization stocks from developed countries chosen for their value orientation.

The Morgan Stanley Capital International (MSCI) World Index* is an unmanaged index of developed and emerging markets.

Consumer price index (CPI) is a commonly used measure of inflation; it does not represent an investment return.

Lipper Inc. is a third-party industry ranking entity that ranks funds (without sales charges) with similar current investment styles or objectives as determined by Lipper.

*Indexes assume reinvestment of all distributions and do not account for fees. Securities and performance of a fund and an index will differ. You cannot invest directly in an index.


A GUIDE TO THE FINANCIAL STATEMENTS

These sections of the report, as well as the accompanying Notes, constitute the fund's financial statements.

The fund's portfolio lists all the fund's investments and their values as of the last day of the reporting period. Holdings are organized by asset type and industry sector, country, or state to show areas of concentration and diversification.

Statement of assets and liabilities shows how the fund's net assets and share price are determined. All investment and noninvestment assets are added together. Any unpaid expenses and other liabilities are subtracted from this total. The result is divided by the number of shares to determine the net asset value per share, which is calculated separately for each class of shares. (For funds with preferred shares, the amount subtracted from total assets includes the net assets allocated to remarketed preferred shares.)

Statement of operations shows the fund's net investment gain or loss. This is done by first adding up all the fund's earnings -- from dividends and interest income -- and subtracting its operating expenses to determine net investment income (or loss). Then, any net gain or loss the fund realized on the sales of its holdings -- as well as any unrealized gains or losses over the period -- is added to or subtracted from the net investment result to determine the fund's net gain or loss for the fiscal period.

Statement of changes in net assets shows how the fund's net assets were affected by distributions to shareholders and by changes in the number of the fund's shares. It lists distributions and their sources (net investment income or realized capital gains) over the current reporting period and the most recent fiscal year-end. The distributions listed here may not match the sources listed in the Statement of operations because the distributions are determined on a tax basis and may be paid in a different period from the one in which they were earned.

Financial highlights provide an overview of the fund's investment results, per-share distributions, expense ratios, net investment income ratios, and portfolio turnover in one summary table, reflecting the five most recent reporting periods. In a semiannual report, the highlight table also includes the current reporting period. For open-end funds, a separate table is provided for each share class.



THE FUND'S PORTFOLIO
March 31, 2002 (Unaudited)

COMMON STOCKS (96.0%) (a)
NUMBER OF SHARES                                                                                              VALUE
Aerospace and Defense (1.2%)
-------------------------------------------------------------------------------------------------------------------
            141,087 BAE Systems PLC (United Kingdom)                                                  $     672,947
             26,800 Boeing Co. (The)                                                                      1,293,100
                                                                                                      -------------
                                                                                                          1,966,047

Automotive (2.7%)
-------------------------------------------------------------------------------------------------------------------
             21,600 Bayerische Motoren Werke (BMW) AG (Germany)                                             860,966
             34,512 Ford Motor Co.                                                                          569,103
             18,100 Honda Motor Co., Ltd. (Japan)                                                           760,826
             16,300 Peugeot SA (France)                                                                     804,674
             51,700 Toyota Motor Corp. (Japan)                                                            1,490,408
                                                                                                      -------------
                                                                                                          4,485,977

Banking (12.0%)
-------------------------------------------------------------------------------------------------------------------
             44,000 Allied Irish Banks PLC (Ireland)                                                        541,113
             39,348 Bank of America Corp.                                                                 2,676,451
             40,600 Bank of New York Company, Inc. (The)                                                  1,706,012
             20,798 Bank One Corp.                                                                          868,940
             28,300 BNP Paribas SA (France)                                                               1,429,161
             17,139 Comerica, Inc.                                                                        1,072,387
             46,000 Danske Bank A/S (Denmark)                                                               718,159
              4,992 M&T Bank Corp.                                                                          401,207
             39,200 National Bank of Canada (Canada)                                                        797,417
             37,900 Royal Bank of Scotland Group PLC (United Kingdom)                                       975,633
             61,669 Sanpaolo IMI SpA (Italy)                                                                725,058
             18,700 Societe Generale (France)                                                             1,182,485
             34,000 Standard Chartered PLC (United Kingdom)                                                 371,057
             31,500 Toronto-Dominion Bank (Canada)                                                          861,945
             89,545 U.S. Bancorp                                                                          2,021,031
             11,600 Wachovia Corp.                                                                          430,128
             22,300 Washington Mutual, Inc.                                                                 738,799
             48,600 Wells Fargo & Co.                                                                     2,400,840
                                                                                                      -------------
                                                                                                         19,917,823

Basic Materials (0.5%)
-------------------------------------------------------------------------------------------------------------------
              5,000 Compagnie de Saint Gobain (France)                                                      815,943

Beverage (3.3%)
-------------------------------------------------------------------------------------------------------------------
             25,327 Anheuser-Busch Companies, Inc.                                                        1,322,069
             28,528 Coca-Cola Co. (The)                                                                   1,490,873
             61,400 Diageo PLC (United Kingdom)                                                             802,528
             75,300 Six Continents PLC (United Kingdom)                                                     800,875
            136,000 South African Breweries PLC (United Kingdom)                                            949,789
                                                                                                      -------------
                                                                                                          5,366,134

Broadcasting (0.6%)
-------------------------------------------------------------------------------------------------------------------
            469,940 Granada PLC (United Kingdom)                                                            916,668

Cable Television (0.5%)
-------------------------------------------------------------------------------------------------------------------
             23,750 Comcast Corp. Class A (NON)                                                             755,250

Chemicals (1.5%)
-------------------------------------------------------------------------------------------------------------------
             26,800 Dow Chemical Co. (The)                                                                  876,896
             19,335 Eastman Chemical Co.                                                                    943,355
            149,400 Imperial Chemicals Industries PLC (United Kingdom)                                      727,488
                                                                                                      -------------
                                                                                                          2,547,739

Commercial and Consumer Services (1.0%)
-------------------------------------------------------------------------------------------------------------------
             15,000 Adecco SA (Switzerland)                                                                 952,388
            255,300 Hays PLC (United Kingdom)                                                               656,111
                                                                                                      -------------
                                                                                                          1,608,499

Communications Equipment (0.6%)
-------------------------------------------------------------------------------------------------------------------
            238,600 Telefonaktiebolaget LM Ericsson AB Class B (Sweden)                                   1,009,328

Computers (1.7%)
-------------------------------------------------------------------------------------------------------------------
             98,500 Compaq Computer Corp.                                                                 1,029,325
             50,841 Hewlett-Packard Co.                                                                     912,088
             19,800 NCR Corp. (NON)                                                                         886,050
                                                                                                      -------------
                                                                                                          2,827,463

Conglomerates (2.8%)
-------------------------------------------------------------------------------------------------------------------
             60,100 General Electric Co.                                                                  2,250,745
             62,100 Smiths Group PLC (United Kingdom)                                                       717,070
             50,904 Tyco International, Ltd. (Bermuda)                                                    1,645,217
                                                                                                      -------------
                                                                                                          4,613,032

Construction (1.0%)
-------------------------------------------------------------------------------------------------------------------
              3,500 Holcim, Ltd. Class B (Switzerland)                                                      793,136
              9,020 Lafarge (France)                                                                        806,393
                                                                                                      -------------
                                                                                                          1,599,529

Consumer Cyclicals (0.9%)
-------------------------------------------------------------------------------------------------------------------
             31,400 Cie Financier Richemont AG (Switzerland)                                                723,696
             61,000 Matsushita Electric Industrial Co. (Japan)                                              743,914
                                                                                                      -------------
                                                                                                          1,467,610

Consumer Finance (1.5%)
-------------------------------------------------------------------------------------------------------------------
             19,000 Acom Co., Ltd. (Japan)                                                                1,149,951
             33,400 MBNA Corp.                                                                            1,288,238
                                                                                                      -------------
                                                                                                          2,438,189

Consumer Goods (0.4%)
-------------------------------------------------------------------------------------------------------------------
             36,000 KAO Corp. (Japan)                                                                       671,044

Electric Utilities (4.1%)
-------------------------------------------------------------------------------------------------------------------
             18,783 E.On AG (Germany)                                                                       951,825
             40,300 Endesa SA (Spain)                                                                       599,302
             18,759 Entergy Corp.                                                                           814,328
             25,900 FirstEnergy Corp.                                                                       895,622
             50,400 PG&E Corp. (NON)                                                                      1,187,424
             16,340 Progress Energy, Inc.                                                                   817,654
             34,300 Reliant Energy, Inc.                                                                    884,597
              5,500 RWE AG (Germany)                                                                        206,275
             40,000 Scottish and Southern Energy PLC (United Kingdom)                                       387,274
                                                                                                      -------------
                                                                                                          6,744,301

Electronics (2.3%)
-------------------------------------------------------------------------------------------------------------------
             22,000 Fuji Soft ABC, Inc. (Japan)                                                             722,210
             41,000 Motorola, Inc.                                                                          582,200
              4,780 Samsung Electronics Co., Ltd. (South Korea)                                           1,287,948
            316,800 Taiwan Semiconductor Manufacturing Co. (Taiwan) (NON)                                   860,058
            265,000 United Microelectronics Corp. (Taiwan) (NON)                                            401,366
                                                                                                      -------------
                                                                                                          3,853,782

Energy (0.5%)
-------------------------------------------------------------------------------------------------------------------
             13,500 Schlumberger, Ltd.                                                                      794,070

Financial (3.8%)
-------------------------------------------------------------------------------------------------------------------
             80,989 Citigroup, Inc.                                                                       4,010,575
             12,687 Fannie Mae                                                                            1,013,438
            143,900 Sampo OYJ Class A (Finland)                                                           1,229,994
                                                                                                      -------------
                                                                                                          6,254,007

Food (1.3%)
-------------------------------------------------------------------------------------------------------------------
             18,700 Kraft Foods, Inc. Class A                                                               722,755
              6,364 Nestle SA (Switzerland)                                                               1,415,652
                                                                                                      -------------
                                                                                                          2,138,407

Health Care Services (1.9%)
-------------------------------------------------------------------------------------------------------------------
             17,762 Anthem, Inc. (NON)                                                                    1,022,558
             12,500 CIGNA Corp.                                                                           1,267,375
             19,300 HCA, Inc.                                                                               850,744
                                                                                                      -------------
                                                                                                          3,140,677

Insurance (5.7%)
-------------------------------------------------------------------------------------------------------------------
             18,400 ACE, Ltd. (Bermuda)                                                                     767,280
              3,991 Allianz AG (Germany)                                                                    943,338
             21,675 American International Group, Inc.                                                    1,563,635
             16,050 Converium Holding AG (Switzerland) (NON)                                                820,972
             37,649 Fortis (Belgium) (NON)                                                                  837,684
             39,796 ING Groep NV (Netherlands)                                                            1,082,954
              6,256 Muenchener Rueckversicherungs-Gesellschaft AG (Germany)                               1,555,098
              4,350 Swiss Re (Switzerland)                                                                  400,382
              3,210 Swiss Re 144A (Switzerland)                                                             295,454
             12,900 Travelers Property Casualty Corp. Class A (NON)                                         258,000
             10,337 XL Capital, Ltd. Class A (Bermuda)                                                      964,959
                                                                                                      -------------
                                                                                                          9,489,756

Investment Banking/Brokerage (3.5%)
-------------------------------------------------------------------------------------------------------------------
             20,400 Credit Suisse Group (Switzerland)                                                       773,509
             49,800 JPMorgan Chase & Co.                                                                  1,775,370
             13,500 Merrill Lynch & Company, Inc.                                                           747,630
             25,350 Morgan Stanley Dean Witter & Co.                                                      1,452,809
             14,000 Orix Corp. (Japan)                                                                    1,050,185
                                                                                                      -------------
                                                                                                          5,799,503

Lodging/Tourism (0.5%)
-------------------------------------------------------------------------------------------------------------------
             22,390 Accor SA (France)                                                                       898,314

Machinery (1.0%)
-------------------------------------------------------------------------------------------------------------------
             18,180 Ingersoll-Rand Co. Class A (Bermuda)                                                    909,364
             15,200 Parker-Hannifin Corp.                                                                   758,480
                                                                                                      -------------
                                                                                                          1,667,844

Media (1.9%)
-------------------------------------------------------------------------------------------------------------------
             45,300 AOL Time Warner, Inc. (NON)                                                           1,071,345
             26,700 USA Networks, Inc. (NON)                                                                848,259
             49,925 Walt Disney Co. (The)                                                                 1,152,269
                                                                                                      -------------
                                                                                                          3,071,873

Metals (1.5%)
-------------------------------------------------------------------------------------------------------------------
            139,200 BHP Billiton, Ltd. (Australia)                                                          846,759
              8,920 Pohang Iron & Steel Co., Ltd. (South Korea)                                             927,766
             35,100 Rio Tinto, Ltd. (Australia)                                                             705,910
                                                                                                      -------------
                                                                                                          2,480,435

Natural Gas Utilities (1.1%)
-------------------------------------------------------------------------------------------------------------------
             30,100 Dynegy, Inc. Class A                                                                    872,900
             32,177 NiSource, Inc.                                                                          738,462
             82,700 Snam Rete Gas SpA 144A (Italy) (NON)                                                    221,442
                                                                                                      -------------
                                                                                                          1,832,804

Office Equipment & Supplies (0.5%)
-------------------------------------------------------------------------------------------------------------------
             22,000 Canon, Inc. (Japan)                                                                     816,844

Oil & Gas (10.8%)
-------------------------------------------------------------------------------------------------------------------
            187,100 BG Group PLC (United Kingdom)                                                           811,167
            240,500 BP PLC (United Kingdom)                                                               2,140,149
             60,800 ENI SpA (Italy)                                                                         890,900
            116,102 Exxon Mobil Corp.                                                                     5,088,751
             10,600 PanCanadian Energy Corp. (Canada)                                                       315,236
             33,023 Petroleo Brasileiro SA ADR (Brazil)                                                     874,119
             30,400 Royal Dutch Petroleum Co. (Netherlands)                                               1,663,809
            217,600 Shell Transport & Trading Co. PLC (United Kingdom)                                    1,620,353
            108,300 Statoil ASA (Norway)                                                                    858,609
              5,700 Technip-Coflexip SA (France)                                                            784,012
             18,088 TotalFinaElf SA Class B (France)                                                      2,792,415
                                                                                                      -------------
                                                                                                         17,839,520

Paper & Forest Products (1.1%)
-------------------------------------------------------------------------------------------------------------------
             27,600 Svenska Cellulosa AB SCA Class B (Sweden)                                               858,327
             29,600 UPM-Kymmene OYJ (Finland)                                                             1,012,031
                                                                                                      -------------
                                                                                                          1,870,358

Pharmaceuticals (5.7%)
-------------------------------------------------------------------------------------------------------------------
             20,096 AstraZeneca PLC (United Kingdom)                                                        997,724
             21,655 Bristol-Myers Squibb Co.                                                                876,811
             18,397 Merck & Company, Inc.                                                                 1,059,299
             52,500 Novartis AG (Switzerland)                                                             2,065,589
             19,000 Novo-Nordisk A/S (Denmark)                                                              757,190
             18,000 Pfizer, Inc.                                                                            715,320
             15,200 Pharmacia Corp.                                                                         685,216
              9,050 Sanofi-Synthelabo SA (France)                                                           580,955
             18,585 Schering-Plough Corp.                                                                   581,711
              9,000 Takeda Chemical Industries, Ltd. (Japan)                                                364,727
             11,900 Wyeth                                                                                   781,235
                                                                                                      -------------
                                                                                                          9,465,777

Railroads (0.5%)
-------------------------------------------------------------------------------------------------------------------
             26,900 Burlington Northern Santa Fe Corp.                                                      811,842

Real Estate (0.4%)
-------------------------------------------------------------------------------------------------------------------
             17,216 Boston Properties, Inc. (R)                                                             679,171

Regional Bells (2.1%)
-------------------------------------------------------------------------------------------------------------------
             31,500 BellSouth Corp.                                                                       1,161,090
             42,543 SBC Communications, Inc.                                                              1,592,810
             15,600 Verizon Communications, Inc.                                                            712,140
                                                                                                      -------------
                                                                                                          3,466,040

Restaurants (0.4%)
-------------------------------------------------------------------------------------------------------------------
             24,456 McDonald's Corp.                                                                        678,654

Retail (3.8%)
-------------------------------------------------------------------------------------------------------------------
            238,800 Dixons Group PLC (United Kingdom)                                                       889,109
             31,600 JC Penney Company, Inc.                                                                 654,436
             36,000 Kroger Co. (NON)                                                                        797,760
             40,800 Limited, Inc. (The)                                                                     730,320
             22,200 Office Depot, Inc. (NON)                                                                440,670
            304,800 Rite Aid Corp. (NON)                                                                  1,054,608
             38,800 Staples, Inc. (NON)                                                                     774,836
            180,000 Tesco PLC (United Kingdom)                                                              617,644
              9,700 TJX Companies, Inc. (The)                                                               388,097
                                                                                                      -------------
                                                                                                          6,347,480

Software (1.4%)
-------------------------------------------------------------------------------------------------------------------
             41,393 BMC Software, Inc. (NON)                                                                805,094
             43,200 Computer Associates International, Inc.                                                 945,648
            152,480 Misys PLC (United Kingdom)                                                              636,649
                                                                                                      -------------
                                                                                                          2,387,391

Technology Services (0.9%)
-------------------------------------------------------------------------------------------------------------------
             19,900 Convergys Corp. (NON)                                                                   588,443
             42,700 KPMG Consulting, Inc. (NON)                                                             862,540
                                                                                                      -------------
                                                                                                          1,450,983

Telecommunications (3.7%)
-------------------------------------------------------------------------------------------------------------------
             18,500 Deutsche Telekom AG (Germany)                                                           279,148
                340 NTT DoCoMo, Inc. (Japan)                                                                923,704
            102,700 Portugal Telecom SGPS SA (Portugal)                                                     764,074
             39,300 Qwest Communications International, Inc.                                                323,046
             45,970 Sprint Corp. (FON Group)                                                                702,881
              1,335 Swisscom AG (Switzerland)                                                               403,366
             20,100 TDC A/S (Denmark)                                                                       646,484
             95,100 Telecom Italia SpA (Italy)                                                              783,012
            694,500 Vodafone Group PLC (United Kingdom)                                                   1,283,006
                                                                                                      -------------
                                                                                                          6,108,721

Telephone (0.4%)
-------------------------------------------------------------------------------------------------------------------
             63,900 Telefonica SA (Spain) (NON)                                                             716,177

Tobacco (1.7%)
-------------------------------------------------------------------------------------------------------------------
             39,400 BAT Industries PLC (United Kingdom)                                                     378,660
             45,376 Philip Morris Companies, Inc.                                                         2,389,945
                                                                                                      -------------
                                                                                                          2,768,605

Waste Management (0.7%)
-------------------------------------------------------------------------------------------------------------------
             43,300 Waste Management, Inc.                                                                1,179,925

Water Utilities (0.6%)
-------------------------------------------------------------------------------------------------------------------
             53,100 Severn Trent PLC (United Kingdom)                                                       557,956
             12,800 Vivendi Environnement (France)                                                          397,444
                                                                                                      -------------
                                                                                                            955,400
                                                                                                      -------------
                    Total Common Stocks (cost $153,913,238)                                           $ 158,714,936

CONVERTIBLE PREFERRED STOCKS (0.7%) (a)
NUMBER OF SHARES                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
              6,400 Ford Motor Company Capital Trust II $3.25 cum. cv. pfd.                           $     358,272
             29,900 General Motors Corp. zero % cv. pfd.                                                    814,028
                                                                                                      -------------
                    Total Convertible Preferred Stocks (cost $1,123,425)                              $   1,172,300

UNITS (0.9%) (a)
NUMBER OF UNITS                                                                                               VALUE
-------------------------------------------------------------------------------------------------------------------
              7,300 Fast Retailing Company, Ltd. 144A Structured Capped
                    Warrants, 2002, (Issued by Salomon Smith Barney
                    Holdings, Inc.) (Japan)                                                           $     301,286
              7,300 Fast Retailing Company, Ltd. 144A Structured Capped
                    Warrants, 2002. (Issued by Salomon Smith Barney
                    Holdings, Inc.) (Japan)                                                                 346,954
             10,640 Korea Telecom Corp. 144A Structured Call Warrants,
                    2002, (Issued by UBS AG) (South Korea)                                                  505,216
              1,640 Samsung Electronics Company, Ltd. 144A Structured
                    Capped Call Warrant, 2002 (Issued by Morgan
                    Stanley & Co.) (South Korea)                                                            402,932
                                                                                                      -------------
                    Total Units (cost $1,394,426)                                                     $   1,556,388

CONVERTIBLE BONDS AND NOTES (0.4%) (a) (cost $600,000)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$           600,000 Service Corp. International cv. sub. notes 6 3/4s, 2008                           $     612,240

SHORT-TERM INVESTMENTS (1.7%) (a)
PRINCIPAL AMOUNT                                                                                              VALUE
-------------------------------------------------------------------------------------------------------------------
$           968,896 Short-term investments held as collateral for loaned securities with yields ranging from 1.80% to 2.19% and
                    due dates ranging from April 1, 2002 to May 13, 2002 (d)                          $     968,000
             95,000 US Treasury Bills zero %, June 13, 2002                                                  94,684
          1,732,000 Interest in $750,000,000 joint tri-party repurchase agreement dated March 28, 2002 with Goldman Sachs & Co., Inc. due
                    April 1, 2002 with respect to various U.S. Government
                    obligations -- maturity value of $1,732,369 for an
                    effective yield of 1.92%                                                              1,732,000
                                                                                                      -------------
                    Total Short-Term Investments (cost $2,794,674)                                    $   2,794,684
-------------------------------------------------------------------------------------------------------------------
                    Total Investments (cost $159,825,763) (b)                                         $ 164,850,548
-------------------------------------------------------------------------------------------------------------------

  (a) Percentages indicated are based on net assets of $165,400,917.

  (b) The aggregate identified cost on a tax basis is $161,732,820, resulting in gross unrealized appreciation and depreciation of $12,224,628 and $9,106,900, respectively, or net unrealized appreciation of $3,117,728.

(NON) Non-income-producing security.

  (R) Real Estate Investment Trust.

  (d) See footnote 1 to the financial statements.

      144A after the name of a security represents those exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

      ADR after the name of a foreign holding stands for American
      Depositary Receipts representing ownership of foreign securities on deposit with a custodian bank.

      DIVERSIFICATION BY COUNTRY

      Distribution of investments by country of issue at March 31, 2002:
      (as percentage of Market Value)

            Australia                0.9%
            Bermuda                  2.6
            Canada                   1.2
            Denmark                  1.3
            Finland                  1.4
            France                   6.4
            Germany                  2.9
            Italy                    1.6
            Japan                    5.7
            Netherlands              1.7
            South Korea              1.9
            Sweden                   1.1
            Switzerland              5.2
            United Kingdom          10.9
            United States           51.4
            Other                    3.8
                                   -----
            Total                  100.0%

      The accompanying notes are an integral part of these financial statements.




STATEMENT OF ASSETS AND LIABILITIES
March 31, 2002 (Unaudited)
Assets
-------------------------------------------------------------------------------------------
Investments in securities, at value, including $669,856 of securities on loan
(identified cost $159,825,763) (Note 1)                                        $164,850,548
-------------------------------------------------------------------------------------------
Cash                                                                                 23,700
-------------------------------------------------------------------------------------------
Dividends, interest and other receivables                                           499,223
-------------------------------------------------------------------------------------------
Receivable for shares of the fund sold                                            1,046,844
-------------------------------------------------------------------------------------------
Receivable for securities sold                                                    1,643,489
-------------------------------------------------------------------------------------------
Total assets                                                                    168,063,804

Liabilities
-------------------------------------------------------------------------------------------
Payable for securities repurchased                                                  819,261
-------------------------------------------------------------------------------------------
Payable for shares of the fund repurchased                                          324,515
-------------------------------------------------------------------------------------------
Payable for compensation of Manager (Note 2)                                        304,973
-------------------------------------------------------------------------------------------
Payable for investor servicing and custodian fees (Note 2)                           70,892
-------------------------------------------------------------------------------------------
Payable for compensation of  Trustees (Note 2)                                       13,648
-------------------------------------------------------------------------------------------
Payable for administrative services (Note 2)                                          2,322
-------------------------------------------------------------------------------------------
Payable for distribution fees (Note 2)                                              108,714
-------------------------------------------------------------------------------------------
Collateral on securities loaned, at value (Note 1)                                  968,000
-------------------------------------------------------------------------------------------
Other accrued expenses                                                               50,562
-------------------------------------------------------------------------------------------
Total liabilities                                                                 2,662,887
-------------------------------------------------------------------------------------------
Net assets                                                                     $165,400,917

Represented by
-------------------------------------------------------------------------------------------
Paid-in capital (Notes 1 and 4)                                                $174,474,769
-------------------------------------------------------------------------------------------
Distributions in excess of net investment income (Note 1)                          (127,287)
-------------------------------------------------------------------------------------------
Accumulated net realized loss on investments and foreign currency
transactions (Note 1)                                                           (13,968,250)
-------------------------------------------------------------------------------------------
Net unrealized appreciation of investments and assets and liabilities in
foreign currencies                                                                5,021,685
-------------------------------------------------------------------------------------------
Total -- Representing net assets applicable to capital shares outstanding      $165,400,917

Computation of net asset value and offering price
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class A share
($111,208,900 divided by 9,154,501 shares)                                           $12.15
-------------------------------------------------------------------------------------------
Offering price per class A share (100/94.25 of $12.15)*                              $12.89
-------------------------------------------------------------------------------------------
Net asset value and offering price per class B share
($45,036,067 divided by 3,780,831 shares)**                                          $11.91
-------------------------------------------------------------------------------------------
Net asset value and offering price per class C share
($6,077,104 divided by 504,295 shares)**                                             $12.05
-------------------------------------------------------------------------------------------
Net asset value and redemption price per class M share
($3,078,846 divided by 255,765 shares)                                               $12.04
-------------------------------------------------------------------------------------------
Offering price per class M share (100/96.50 of $12.04)*                              $12.48
-------------------------------------------------------------------------------------------

 * On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales, the offering price is reduced.

** Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

   The accompanying notes are an integral part of these financial statements.




STATEMENT OF OPERATIONS
Six months ended March 31, 2002 (Unaudited)
Investment income:
-------------------------------------------------------------------------------------------
Dividends (net of foreign tax of $72,242)                                       $ 1,205,026
-------------------------------------------------------------------------------------------
Interest                                                                             51,096
-------------------------------------------------------------------------------------------
Securities lending                                                                    1,764
-------------------------------------------------------------------------------------------
Total investment income                                                           1,257,886

Expenses:
-------------------------------------------------------------------------------------------
Compensation of Manager (Note 2)                                                    580,791
-------------------------------------------------------------------------------------------
Investor servicing and custodian fees (Note 2)                                      196,524
-------------------------------------------------------------------------------------------
Compensation of  Trustees (Note 2)                                                    7,265
-------------------------------------------------------------------------------------------
Administrative services (Note 2)                                                      4,717
-------------------------------------------------------------------------------------------
Distribution fees -- Class A (Note 2)                                               119,239
-------------------------------------------------------------------------------------------
Distribution fees -- Class B (Note 2)                                               209,440
-------------------------------------------------------------------------------------------
Distribution fees -- Class C (Note 2)                                                27,214
-------------------------------------------------------------------------------------------
Distribution fees -- Class M (Note 2)                                                 9,416
-------------------------------------------------------------------------------------------
Other                                                                               103,129
-------------------------------------------------------------------------------------------
Total expenses                                                                    1,257,735
-------------------------------------------------------------------------------------------
Expense reduction (Note 2)                                                          (24,300)
-------------------------------------------------------------------------------------------
Net expenses                                                                      1,233,435
-------------------------------------------------------------------------------------------
Net investment income                                                                24,451
-------------------------------------------------------------------------------------------
Net realized loss on investments (Notes 1 and 3)                                 (6,898,232)
-------------------------------------------------------------------------------------------
Net realized gain on futures contracts (Note 1)                                     120,424
-------------------------------------------------------------------------------------------
Net realized gain on foreign currency transactions (Note 1)                          64,509
-------------------------------------------------------------------------------------------
Net unrealized depreciation of assets and liabilities in foreign currencies
during the period                                                                   (71,956)
-------------------------------------------------------------------------------------------
Net unrealized appreciation of investments during the period                     20,274,456
-------------------------------------------------------------------------------------------
Net gain on investments                                                          13,489,201
-------------------------------------------------------------------------------------------
Net increase in net assets resulting from operations                            $13,513,652
-------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STATEMENT OF CHANGES IN NET ASSETS

                                                                 Six months ended       Year ended
                                                                         March 31     September 30
                                                                            2002*             2001
--------------------------------------------------------------------------------------------------
Increase in net assets
--------------------------------------------------------------------------------------------------
Operations:
--------------------------------------------------------------------------------------------------
Net investment income                                                $     24,451     $    456,019
--------------------------------------------------------------------------------------------------
Net realized loss on investments and foreign currency transactions     (6,713,299)      (6,141,633)
--------------------------------------------------------------------------------------------------
Net unrealized appreciation (depreciation) of investments and
assets and liabilities in foreign currencies                           20,202,500      (15,186,718)
--------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations        13,513,652      (20,872,332)
--------------------------------------------------------------------------------------------------
Distributions to shareholders: (Note 1)
--------------------------------------------------------------------------------------------------
  From net investment income
   Class A                                                                (82,910)        (417,255)
--------------------------------------------------------------------------------------------------
   Class B                                                                     --          (71,273)
--------------------------------------------------------------------------------------------------
   Class C                                                                     --           (5,667)
--------------------------------------------------------------------------------------------------
   Class M                                                                     --           (6,340)
--------------------------------------------------------------------------------------------------
  From net realized gain on investments
   Class A                                                                     --       (2,880,004)
--------------------------------------------------------------------------------------------------
   Class B                                                                     --       (1,637,236)
--------------------------------------------------------------------------------------------------
   Class C                                                                     --         (121,194)
--------------------------------------------------------------------------------------------------
   Class M                                                                     --         (119,172)
--------------------------------------------------------------------------------------------------
  Return of capital
   Class A                                                                     --          (45,652)
--------------------------------------------------------------------------------------------------
   Class B                                                                     --          (12,483)
--------------------------------------------------------------------------------------------------
   Class C                                                                     --             (956)
--------------------------------------------------------------------------------------------------
   Class M                                                                     --           (1,002)
--------------------------------------------------------------------------------------------------
Increase from capital share transactions (Note 4)                      28,283,448       44,211,474
--------------------------------------------------------------------------------------------------
Total increase in net assets                                           41,714,190       18,020,908

Net assets
--------------------------------------------------------------------------------------------------
Beginning of period                                                   123,686,727      105,665,819
--------------------------------------------------------------------------------------------------
End of period (including distributions in excess of net investment
income of $127,287 and $68,828, respectively)                        $165,400,917     $123,686,727
--------------------------------------------------------------------------------------------------

* Unaudited

  The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS A
------------------------------------------------------------------------------------------------------------------
                                     Six months
                                       ended
Per-share                            March 31
operating performance               (Unaudited)                      Year ended September 30
------------------------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998         1997
------------------------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                   $11.05       $13.56       $14.06       $11.39       $12.50       $10.77
------------------------------------------------------------------------------------------------------------------
Investment operations:
------------------------------------------------------------------------------------------------------------------
Net investment income                    .02(a)       .08(a)       .11(a)       .07(a)       .16(a)(d)    .14(d)
------------------------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments              1.09        (1.93)         .59         2.98         (.87)        3.13
------------------------------------------------------------------------------------------------------------------
Total from
investment operations                   1.11        (1.85)         .70         3.05         (.71)        3.27
------------------------------------------------------------------------------------------------------------------
Less distributions:
------------------------------------------------------------------------------------------------------------------
From net
investment income                       (.01)        (.08)        (.26)        (.09)        (.09)        (.23)
------------------------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --         (.57)        (.94)        (.29)        (.31)       (1.31)
------------------------------------------------------------------------------------------------------------------
Return of capital                         --         (.01)          --           --           --           --
------------------------------------------------------------------------------------------------------------------
Total distributions                     (.01)        (.66)       (1.20)        (.38)        (.40)       (1.54)
------------------------------------------------------------------------------------------------------------------
Net asset value,
end of period                         $12.15       $11.05       $13.56       $14.06       $11.39       $12.50
------------------------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                 10.05*      (14.31)        5.10        27.06        (5.72)       33.88
------------------------------------------------------------------------------------------------------------------

Ratios and supplemental data
------------------------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                      $111,209      $78,624      $63,055      $36,082      $22,091       $2,885
------------------------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)                .74*        1.50         1.59         1.69         1.70(d)      1.48(d)
------------------------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)                .15*         .65          .77          .53         1.14(d)      1.19(d)
------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 46.11*      139.38        68.22        68.46        62.96       103.92
------------------------------------------------------------------------------------------------------------------

  * Not annualized.

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(d) Reflects an expense limitation during the period. As a result of such limitation, expenses of the fund for the period ended September 30, 1998 and September 30, 1997, reflect a reduction of approximately 0.40% and 0.58% per share respectively.

    The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS B
-----------------------------------------------------------------------------------------------------
                                    Six months
                                       ended                                           For the period
Per-share                             March 31                                          Nov. 3, 1997+
operating performance               (Unaudited)         Year ended September 30         to Sept. 30
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                   $10.87       $13.38       $13.94       $11.34       $12.01
-----------------------------------------------------------------------------------------------------
Investment operations:
-----------------------------------------------------------------------------------------------------
Net investment income (loss)(a)         (.03)        (.01)          --(e)      (.03)         .04(d)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments              1.07        (1.90)         .58         2.95         (.35)
-----------------------------------------------------------------------------------------------------
Total from
investment operations                   1.04        (1.91)         .58         2.92         (.31)
-----------------------------------------------------------------------------------------------------
Less distributions:
-----------------------------------------------------------------------------------------------------
From net
investment income                         --         (.03)        (.20)        (.03)        (.05)
-----------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --         (.57)        (.94)        (.29)        (.31)
-----------------------------------------------------------------------------------------------------
Return of capital                         --           --(e)        --           --           --
-----------------------------------------------------------------------------------------------------
Total distributions                       --         (.60)       (1.14)        (.32)        (.36)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                         $11.91       $10.87       $13.38       $13.94       $11.34
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                  9.57*      (14.89)        4.26        26.08        (2.62)*
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                       $45,036      $38,875      $37,356      $28,105      $16,315
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.11*        2.25         2.34         2.44         2.24(d)*
-----------------------------------------------------------------------------------------------------
Ratio of net investment income
(loss) to average net assets (%)        (.24)*       (.11)         .01         (.23)         .39(d)*
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 46.11*      139.38        68.22        68.46        62.96
-----------------------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(d) Reflects an expense limitation during the period. As a result of such limitation, expenses of the fund for the period ended September 30, 1998 reflect a reduction of 0.40% per share.

(e) Amount represents less than $0.01 per share.

    The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS C
----------------------------------------------------------------------------------------
                                     Six months
                                        ended                             For the period
Per-share                             March 31          Year ended        July 26, 1999+
operating performance                (Unaudited)       September 30        to Sept. 30
----------------------------------------------------------------------------------------
                                        2002         2001         2000         1999
----------------------------------------------------------------------------------------
Net asset value,
beginning of period                   $10.98       $13.53       $14.06       $14.56
----------------------------------------------------------------------------------------
Investment operations:
----------------------------------------------------------------------------------------
Net investment income (loss)(a)         (.03)        (.01)         .01         (.01)
----------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments              1.10        (1.93)         .61         (.48)
----------------------------------------------------------------------------------------
Total from
investment operations                   1.07        (1.94)         .62         (.49)
----------------------------------------------------------------------------------------
Less distributions:
----------------------------------------------------------------------------------------
From net
investment income                         --         (.03)        (.21)        (.01)
----------------------------------------------------------------------------------------
From net realized gain
on investments                            --         (.57)        (.94)          --
----------------------------------------------------------------------------------------
Return of capital                         --         (.01)          --           --
----------------------------------------------------------------------------------------
Total distributions                       --         (.61)       (1.15)        (.01)
----------------------------------------------------------------------------------------
Net asset value,
end of period                         $12.05       $10.98       $13.53       $14.06
----------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                  9.75*      (15.01)        4.48        (3.40)*
----------------------------------------------------------------------------------------

Ratios and supplemental data
----------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                        $6,077       $4,124       $2,392         $515
----------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)               1.11*        2.25         2.34          .44*
----------------------------------------------------------------------------------------
Ratio of net investment income
(loss) to average net assets (%)        (.22)*       (.07)         .09         (.10)*
----------------------------------------------------------------------------------------
Portfolio turnover (%)                 46.11*      139.38        68.22        68.46
----------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

    The accompanying notes are an integral part of these financial statements.




FINANCIAL HIGHLIGHTS
(For a common share outstanding throughout the period)

CLASS M
-----------------------------------------------------------------------------------------------------
                                    Six months
                                       ended                                           For the period
Per-share                            March 31                                           Nov. 3, 1997+
operating performance               (Unaudited)         Year ended September 30         to Sept. 30
-----------------------------------------------------------------------------------------------------
                                        2002         2001         2000         1999         1998
-----------------------------------------------------------------------------------------------------
Net asset value,
beginning of period                   $10.97       $13.46       $14.00       $11.35       $12.01
-----------------------------------------------------------------------------------------------------
Investment operations:
-----------------------------------------------------------------------------------------------------
Net investment income (loss)(a)         (.01)         .01          .03           --(e)       .07(d)
-----------------------------------------------------------------------------------------------------
Net realized and unrealized
gain (loss) on investments              1.08        (1.89)         .58         2.98         (.36)
-----------------------------------------------------------------------------------------------------
Total from
investment operations                   1.07        (1.88)         .61         2.98         (.29)
-----------------------------------------------------------------------------------------------------
Less distributions:
-----------------------------------------------------------------------------------------------------
From net
investment income                         --         (.03)        (.21)        (.04)        (.06)
-----------------------------------------------------------------------------------------------------
From net realized gain
on investments                            --         (.57)        (.94)        (.29)        (.31)
-----------------------------------------------------------------------------------------------------
Return of capital                         --         (.01)          --           --           --
-----------------------------------------------------------------------------------------------------
Total distributions                       --         (.61)       (1.15)        (.33)        (.37)
-----------------------------------------------------------------------------------------------------
Net asset value,
end of period                         $12.04       $10.97       $13.46       $14.00       $11.35
-----------------------------------------------------------------------------------------------------
Total return at
net asset value (%)(b)                  9.75*      (14.61)        4.46        26.57        (2.48)*
-----------------------------------------------------------------------------------------------------

Ratios and supplemental data
-----------------------------------------------------------------------------------------------------
Net assets, end of period
(in thousands)                        $3,079       $2,064       $2,862       $2,712       $1,783
-----------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets (%)(c)                .99*        2.00         2.09         2.19         2.02(d)*
-----------------------------------------------------------------------------------------------------
Ratio of net investment income
to average net assets (%)               (.10)*        .08          .24          .03          .62(d)*
-----------------------------------------------------------------------------------------------------
Portfolio turnover (%)                 46.11*      139.38        68.22        68.46        62.96
-----------------------------------------------------------------------------------------------------

  + Commencement of operations.

  * Not annualized.

(a) Per share net investment income (loss) has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment and does not reflect the effect of sales charges.

(c) Includes amounts paid through expense offset and brokerage service arrangements (Note 2).

(d) Reflects an expense limitation during the period. As a result of such limitation, expenses of the fund for the period ended September 30, 1998 reflect a reduction of 0.40% per share.

(e) Amount represents less than $0.01 per share.

    The accompanying notes are an integral part of these financial statements.



NOTES TO FINANCIAL STATEMENTS
March 31, 2002 (Unaudited)

Note 1
Significant accounting policies

Putnam Global Growth and Income Fund (the "fund") is a series of Putnam Investment Funds (the "trust") which is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The objective of the fund is to seek capital growth and current income as a secondary objective by investing primarily in common stocks of companies worldwide.

The fund offers class A, class B, class C and class M shares. Class A shares are sold with a maximum front-end sales charge of 5.75%. Class B shares, which convert to class A shares after approximately eight years, do not pay a front-end sales charge but pay a higher ongoing distribution fee than class A shares, and are subject to a contingent deferred sales charge, if those shares are redeemed within six years of purchase. Class C shares are subject to the same fees and expenses as class B shares, except that class C shares have a one-year 1.00% contingent deferred sales charge and do not convert to class A shares. Class M shares are sold with a maximum front end sales charge of 3.50% and pay an ongoing distribution fee that is higher than class A shares but lower than class B and class C shares.

Expenses of the fund are borne pro-rata by the holders of each class of shares, except that each class bears expenses unique to that class (including the distribution fees applicable to such class). Each class votes as a class only with respect to its own distribution plan or other matters on which a class vote is required by law or determined by the Trustees. Shares of each class would receive their pro-rata share of the net assets of the fund, if that fund were liquidated. In addition, the Trustees declare separate dividends on each class of shares.

The following is a summary of significant accounting policies consistently followed by the fund in the preparation of its financial statements. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

A) Security valuation Investments for which market quotations are readily available are stated at market value, which is determined using the last reported sales price on its principal exchange, or if no sales are reported -- as in the case of some securities traded over-the-counter -- the last reported bid price. Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Short-term investments having remaining maturities of 60 days or less are stated at amortized cost, which approximates market value. Other investments, including restricted securities, are stated at fair value following procedures approved by the Trustees.

B) Joint trading account The fund may transfer uninvested cash balances, including cash collateral received under security lending arrangements, into a joint trading account along with the cash of other registered investment companies and certain other accounts managed by Putnam Investment Management, LLC ("Putnam Management"), the fund's manager, an indirect wholly-owned subsidiary of Putnam, LLC. These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

C) Repurchase agreements The fund, or any joint trading account, through its custodian, receives delivery of the underlying securities, the market value of which at the time of purchase is required to be in an amount at least equal to the resale price, including accrued interest. Collateral for certain tri-party repurchase agreements is held at the counterparty's custodian in a segregated account for the benefit of the fund and the counterparty. Putnam Management is responsible for determining that the value of these underlying securities is at all times at least equal to the resale price, including accrued interest.

D) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Gains or losses on securities sold are determined on the identified cost basis.

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends, if any, are recorded at the fair market value of the securities received.

E) Foreign currency translation The accounting records of the fund are maintained in U.S. dollars. The market value of foreign securities, currency holdings, and other assets and liabilities are recorded in the books and records of the fund after translation to U.S. dollars based on the exchange rates on that day. The cost of each security is determined using historical exchange rates. Income and withholding taxes are translated at prevailing exchange rates when accrued or incurred. The fund does not isolate that portion of realized or unrealized gains or losses resulting from changes in the foreign exchange rate on investments from fluctuations arising from changes in the market prices of the securities. Such gains and losses are included with the net realized and unrealized gain or loss on investments. Net realized gains and losses on foreign currency transactions represent net realized exchange gains or losses on closed forward currency contracts, disposition of foreign currencies and the difference between the amount of investment income and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent amounts actually received or paid. Net unrealized appreciation and depreciation of assets and liabilities in foreign currencies arise from changes in the value of open forward currency contracts and assets and liabilities other than investments at the period end, resulting from changes in the exchange rate. Investments in foreign securities involve certain risks, including those related to economic instability, unfavorable political developments, and currency fluctuations, not present with domestic investments.

F) Forward currency contracts The fund may engage in forward currency contracts, which are agreements between two parties to buy and sell currencies at a set price on a future date. These contracts are used to protect against a decline in value relative to the U.S. dollar of the currencies in which its portfolio securities are denominated or quoted (or an increase in the value of a currency in which securities a fund intends to buy are denominated, when a fund holds cash reserves and short-term investments). The U.S. dollar value of forward currency contracts is determined using current forward currency exchange rates supplied by a quotation service. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is "marked to market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The fund could be exposed to risk if the value of the currency changes unfavorably, if the counterparties to the contracts are unable to meet the terms of their contracts or if the fund is unable to enter into a closing position.

G) Futures and options contracts The fund may use futures and options contracts to hedge against changes in the values of securities the fund owns or expects to purchase. The fund may also write options on securities it owns or in which it may invest to increase its current returns.

The potential risk to the fund is that the change in value of futures and options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts, or if the counterparty to the contract is unable to perform. When the contract is closed, the fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Realized gains and losses on purchased options are included in realized gains and losses on investment securities.

Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade. The Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin." Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by dealers.

H) Security lending The fund may lend securities, through its agent Citibank N.A., to qualified borrowers in order to earn additional income. The loans are collateralized by cash and/or securities in an amount at least equal to the market value of the securities loaned. The market value of securities loaned is determined daily and any additional required collateral is allocated to the fund on the next business day. The risk of borrower default will be borne by Citibank N.A., the fund will bear the risk of loss with respect to the investment of the cash collateral. Income from securities lending is included in investment income on the Statement of operations. At March 31, 2002, the value of securities loaned amounted to $669,856. The fund received cash collateral of $968,000 which is pooled with collateral of other Putnam funds into 35 issuers of high grade short-term investments.

I) Line of credit The fund has entered into a committed line of credit with certain banks. This line of credit agreement includes restrictions that the fund maintains an asset coverage ratio of at least 300% and borrowings must not exceed prospectus limitations. For the six months ended March 31, 2002, the fund had no borrowings against the line of credit.

J) Federal taxes It is the policy of the fund to distribute all of its taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986, as amended. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation on securities held nor for excise tax on income and capital gains.

At September 30, 2001, the fund had a capital loss carryover of approximately $2,908,000 available to the extent allowed by tax law to offset future net capital gain, if any, which will expire on September 30, 2009.

K) Distributions to shareholders Distributions to shareholders from net investment income are recorded by the fund on the ex-dividend date. Distributions from capital gains, if any, are recorded on the ex-dividend date and paid at least annually. The amount and character of income and gains to be distributed are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Reclassifications are made to the fund's capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations.

L) Expenses of the trust Expenses directly charged or attributable to any fund will be paid from the assets of that fund. Generally, expenses of the trust will be allocated among and charged to the assets of each fund on a basis that the Trustees deem fair and equitable, which may be based on the relative assets of each fund or the nature of the services performed and relative applicability to each fund.

Note 2
Management fee, administrative
services and other transactions

Compensation of Putnam Management, for management and investment advisory services is paid quarterly based on the average net assets of the fund. Such fee is based on the following annual rates: 0.80% of the first $500 million of average net assets, 0.70% of the next $500 million, 0.65% of the next $500 million, 0.60% of the next $5 billion, 0.575% of the next $5 billion, 0.555% of the next $5 billion, 0.54% of the next $5 billion, and 0.53% thereafter.

The fund reimburses Putnam Management an allocated amount for the compensation and related expenses of certain officers of the fund and their staff who provide administrative services to the fund. The aggregate amount of all such reimbursements is determined annually by the Trustees.

Custodial functions for the fund's assets are provided by Putnam
Fiduciary Trust Company (PFTC), a wholly-owned subsidiary of Putnam, LLC. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC.

The fund has entered into an arrangement with PFTC whereby credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's expenses. The fund also reduced expenses through brokerage service arrangements. For the six months ended, March 31, 2002 the fund's expenses were reduced by $24,300 under these arrangements.

Each independent Trustee of the fund receives an annual Trustee fee, of which $716 has been allocated to the fund, and an additional fee for each Trustees meeting attended. Trustees receive additional fees for attendance at certain committee meetings.

The fund has adopted a Trustee Fee Deferral Plan (the "Deferral Plan") which allows the Trustees to defer the receipt of all or a portion of Trustees Fees payable on or after July 1, 1995. The deferred fees remain invested in certain Putnam funds until distribution in accordance with the Deferral Plan.

The fund has adopted an unfunded noncontributory defined benefit pension plan (the "Pension Plan") covering all Trustees of the fund who have served as a Trustee for at least five years. Benefits under the Pension Plan are equal to 50% of the Trustee's average total retainer and meeting fees for the three years preceding retirement. Pension expense for the fund is included in Compensation of Trustees in the Statement of operations. Accrued pension liability is included in Payable for compensation of Trustees in the Statement of assets and liabilities.

The fund has adopted distribution plans (the "Plans") with respect to its class A, class B, class C and class M shares pursuant to Rule 12b-1 under the Investment Company Act of 1940. The purpose of the Plans is to compensate Putnam Retail Management, a wholly-owned subsidiary of Putnam, LLC and Putnam Retail Management GP, Inc., for services provided and expenses incurred by it in distributing shares of the fund. The Plans provide for payments by the fund to Putnam Retail Management at an annual rate up to 0.35%, 1.00%, 1.00% and 1.00% of the average net assets attributable to class A, class B, class C and class M shares, respectively. The Trustees have approved payment by the fund at an annual rate of 0.25%, 1.00%, 1.00% and 0.75% of the average net assets attributable to class A, class B, class C and class M shares, respectively.

For the six months ended March 31, 2002, Putnam Retail Management, acting as underwriter received net commissions of no monies and $284 from the sale of class A and class M shares, respectively, and received $33,382 and $350 in contingent deferred sales charges from redemptions of class B and class C shares, respectively. A deferred sales charge of up to 1.00% and 0.65% is assessed on certain redemptions of class A and class M shares, respectively. For the six months ended March 31, 2002, Putnam Retail Management, acting as underwriter received no monies on class A and class M redemptions, respectively.

Note 3
Purchases and sales of securities

During the six months ended March 31, 2002, cost of purchases and proceeds from sales of investment securities other than short-term investments aggregated $99,794,351 and $67,155,713, respectively. There were no purchases and sales of U.S. government obligations.

Note 4
Capital shares

At March 31, 2002, there was an unlimited number of shares of beneficial interest authorized. Transactions in capital shares were as follows:

                                           Six months ended March 31, 2002
---------------------------------------------------------------------------
Class A                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  4,511,734        $ 52,313,716
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                 6,676              77,783
---------------------------------------------------------------------------
                                             4,518,410          52,391,499

Shares repurchased                          (2,479,844)        (28,766,557)
---------------------------------------------------------------------------
Net increase                                 2,038,566        $ 23,624,942
---------------------------------------------------------------------------

                                             Year ended September 30, 2001
---------------------------------------------------------------------------
Class A                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  6,293,589        $ 80,732,105
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                               254,600           3,250,286
---------------------------------------------------------------------------
                                             6,548,189          83,982,391

Shares repurchased                          (4,082,143)        (52,059,556)
---------------------------------------------------------------------------
Net increase                                 2,466,046        $ 31,922,835
---------------------------------------------------------------------------

                                           Six months ended March 31, 2002
---------------------------------------------------------------------------
Class B                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    695,255         $ 7,951,405
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                    --                  --
---------------------------------------------------------------------------
                                               695,255           7,951,405

Shares repurchased                            (489,199)         (5,566,261)
---------------------------------------------------------------------------
Net increase                                   206,056         $ 2,385,144
---------------------------------------------------------------------------

                                             Year ended September 30, 2001
---------------------------------------------------------------------------
Class B                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                  1,374,503         $17,306,493
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                               127,341           1,612,132
---------------------------------------------------------------------------
                                             1,501,844          18,918,625

Shares repurchased                            (719,247)         (8,916,193)
---------------------------------------------------------------------------
Net increase                                   782,597         $10,002,432
---------------------------------------------------------------------------

                                           Six months ended March 31, 2002
---------------------------------------------------------------------------
Class C                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    432,182         $ 5,041,199
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                    --                  --
---------------------------------------------------------------------------
                                               432,182           5,041,199

Shares repurchased                            (303,338)         (3,568,869)
---------------------------------------------------------------------------
Net increase                                   128,844         $ 1,472,330
---------------------------------------------------------------------------

                                             Year ended September 30, 2001
---------------------------------------------------------------------------
Class C                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                    315,208         $ 4,075,649
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                 9,395             120,345
---------------------------------------------------------------------------
                                               324,603           4,195,994

Shares repurchased                            (125,970)         (1,606,107)
---------------------------------------------------------------------------
Net increase                                   198,633         $ 2,589,887
---------------------------------------------------------------------------

                                           Six months ended March 31, 2002
---------------------------------------------------------------------------
Class M                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                     98,335          $1,156,427
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                    --                  --
---------------------------------------------------------------------------
                                                98,335           1,156,427

Shares repurchased                             (30,733)           (355,395)
---------------------------------------------------------------------------
Net increase                                    67,602          $  801,032
---------------------------------------------------------------------------

                                             Year ended September 30, 2001
---------------------------------------------------------------------------
Class M                                         Shares              Amount
---------------------------------------------------------------------------
Shares sold                                     47,545         $   615,172
---------------------------------------------------------------------------
Shares issued in connection
with reinvestment
of distributions                                 9,797             124,918
---------------------------------------------------------------------------
                                                57,342             740,090

Shares repurchased                             (81,739)         (1,043,770)
---------------------------------------------------------------------------
Net decrease                                   (24,397)        $  (303,680)
---------------------------------------------------------------------------

Note 5
Actions by Trustees

In April 2002, the Trustees approved the merger of Putnam Global Growth and Income Fund into Putnam Global Growth Fund. The transaction is currently scheduled to occur in September 2002. It is subject to a number of conditions and there is no guarantee it will occur.


FUND INFORMATION

ABOUT PUTNAM INVESTMENTS

One of the largest mutual fund families in the United States, Putnam Investments has a heritage of investment leadership dating back to Judge Samuel Putnam, whose Prudent Man Rule has defined fiduciary tradition and practice since 1830. Founded 65 years ago, Putnam Investments was built around the concept that a balance between risk and reward is the hallmark of a well-rounded financial program. We presently manage over 100 mutual funds in growth, value, blend, fixed income, and international.

INVESTMENT MANAGER

Putnam Investment Management, LLC
One Post Office Square
Boston, MA 02109

MARKETING SERVICES

Putnam Retail Management
One Post Office Square
Boston, MA 02109

CUSTODIAN

Putnam Fiduciary Trust Company

LEGAL COUNSEL

Ropes & Gray

TRUSTEES

John A. Hill, Chairman
Jameson Adkins Baxter
Charles B. Curtis
Ronald J. Jackson
Paul L. Joskow
Elizabeth T. Kennan
Lawrence J. Lasser
John H. Mullin III
Robert E. Patterson
George Putnam, III
A.J.C. Smith
W. Thomas Stephens
W. Nicholas Thorndike

OFFICERS

George Putnam, III
President

Charles E. Porter
Executive Vice President and Treasurer

Patricia C. Flaherty
Senior Vice President

Lawrence J. Lasser
Vice President

Gordon H. Silver
Vice President

Ian C. Ferguson
Vice President

Brett C. Browchuk
Vice President

Deborah F. Kuenstner
Vice President

Richard G. Leibovitch
Vice President

Richard A. Monaghan
Vice President

Michael T. Healy
Vice President

John R. Verani
Vice President


This report is for the information of shareholders of Putnam Global Growth and Income Fund. It may also be used as sales literature when preceded or accompanied by the current prospectus, which gives details of sales charges, investment objectives, and operating policies of the fund, and the most recent copy of Putnam's Quarterly Performance Summary and Putnam's Quarterly Ranking Summary. For more information or to request a prospectus, call toll free: 1-800-225-1581. The fund's Statement of Additional Information contains additional information about the fund's Trustees and is available without charge upon request by calling 1-800-225-1581.

Visit www.putnaminvestments.com or call a representative at 1-800-225-1581.

NOT FDIC INSURED, MAY LOSE VALUE, NO BANK GUARANTEE


[LOGO OMITTED]

PUTNAM INVESTMENTS

The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

---------------------
PRSRT STD
U.S. POSTAGE PAID
PUTNAM
INVESTMENTS
---------------------

For account balances, economic forecasts, and the latest on Putnam funds, visit www.putnaminvestments.com


SA063-79281  197/2HP/2HQ  5/02